Exhibit 6

IN THE COURT OF CHANCERY Of the state of delaware

ROBERT G. BROWN, Plaintiff, v. LORRENCE T. KELLAR, CHRISTIAAN M. OLIVIER, ARTHUR B. DROGUE, JACK W. PARTRIDGE, and R. ERIC MCCARTHY, Defendants.	) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2018-________

VERIFIED COMPLAINT Pursuant to 8 Del. C. § 225

Plaintiff Robert G. Brown (“Plaintiff”), by and through his undersigned counsel, alleges for his Verified Complaint against Defendants Lorrence T. Kellar, Christiaan M. Olivier, Arthur B. Drogue, Jack W. Partridge, and R. Eric McCarthy (“Defendants”) as follows:

NATURE OF THE ACTION

1.       Plaintiff, a stockholder of SPAR Group, Inc. (“SGRP” or the “Company”), brings this action pursuant to 8 Del. C. § 225 for a declaration that written consents signed by the holders of a majority of the Company’s outstanding common stock and delivered to the Company were valid and effective to: (1) remove Lorrence Kellar from the Company’s board of directors (the “Board”), and (2) elect Jeffrey Mayer to the Board.

2.       On June 29, 2018 and July 5, 2018, written consents executed by stockholders owning a majority of SGRP’s outstanding common stock were delivered by hand to the Company’s registered office in Delaware as well as the Company’s principal place of business (the “Written Consents”). The Written Consents removed Kellar from the Board and elected Mayer to the Board. Upon delivery, the corporate action set forth in the Written Consents was valid and effective.

3.       Nevertheless, Defendants, who constitute a majority of the Board, have to date refused to recognize Kellar’s removal from the Board and Mayer’s election to the Board to fill the seat previously held by Kellar. Accordingly, Plaintiff has been forced to file this action pursuant to Section 225 of the Delaware General Corporation Law for the entry of an Order declaring that the Written Consents are valid and effective, and that Kellar has validly been removed as a director and Mayer has validly been elected as a director.

THE PARTIES

4.       Plaintiff Robert G. Brown is a substantial stockholder in SGRP. Plaintiff and another stockholder of the Company, William H. Bartels, together own a majority of the outstanding shares of common stock of the Company and acted by written consent in respect of those shares through execution and delivery of the Written Consents.

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5.       Defendant Lorrence T. Kellar is a former director of SGRP. Kellar served as a director from April 2, 2003 until July 5, 2018, when he was removed from the Board pursuant to the Written Consents.

6.       Defendants Christiaan M. Olivier, Arthur B. Drogue, Jack W. Partridge, and R. Eric McCarthy are all directors of SGRP and constitute a majority of the Board.

Factual background

7.       SGRP is a Delaware corporation that is publicly traded on the NASDAQ Stock Market (“NASDAQ”) under the symbol “SGRP.” SGRP is an international merchandising and marketing services company.

8.       The Certificate of Incorporation of SGRP does not limit the stockholders’ statutory right to take action by written consent. Consistent with this statutory right, Section 2.09 of SGRP’s By-Laws reflects that:

Any action required or permitted to be taken by the stockholders may be taken without any meeting, vote or notice if authorized (whether before or after such action) in a written consent or consents signed by those stockholders entitled to vote on such action having sufficient shares to have authorized it in a duly convened meeting at which all stockholders entitled to vote were present and voted. Notice of any action so authorized shall be given promptly to any stockholder not signing such consent, but failure to give that notice shall not affect the validity of the consent.

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9.       Consistent with the stockholders’ statutory right to remove directors, SGRP’s By-Laws also provide that directors may be removed by a vote of stockholders representing a majority of the shares then entitled to vote for directors. SGRP’s By-Laws also acknowledge the stockholders’ right to fill any vacancy, including a vacancy resulting from removal of a director.

10.       On June 29, 2018 and July 5, 2018, Written Consents representing approximately 52% of the outstanding stock of SGRP were delivered to the Company’s registered agent, consistent with 8 Del. C. § 228. The Written Consents removed Kellar from the Board and appointed Mayer as a director.

11.       Despite acknowledging that the Written Consents represent a majority of the shares outstanding, Defendants have refused to recognize the removal of Kellar from the Board and appointment of Mayer in his place.

12.       Upon information and belief, Defendants are taking the position that, contrary to the language of the By-Laws and contrary to Delaware law, the corporate action taken by the Written Consents is not effective until notice is provided to stockholders pursuant to the filing of a Schedule 14C by the Company with the United States Securities and Exchange Commission. Even worse, Defendants are abusing their corporate positions by refusing to file a Definitive Schedule 14C to provide notice of the corporate action to stockholders, thus perpetuating their pretextual rationale for refusing to recognize the validity of the corporate action taken by the Written Consents.

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COUNT I

(Declaratory Judgment)

13.       Plaintiff repeats and realleges the allegations in each of the preceding paragraphs as if fully set forth herein.

14.       The Written Consents are valid and they validly and effectively removed Kellar as a director and replaced him with Mayer.

15.       Accordingly, Plaintiff is entitled to a declaration that the written consents are valid pursuant to 8 Del. C. § 225, and that Kellar was removed as a director and Mayer was elected as a director.

16.       Plaintiff has no adequate remedy at law.

WHEREFORE, for the reasons set forth above, Plaintiff respectfully request an order:

A.       declaring that the Written Consents are valid and effective;

B.       declaring that Kellar was validly removed as a director of SGRP;

C.       declaring that Mayer was validly elected as a director of SGRP;

D.       awarding to Plaintiff his costs, including attorneys’ fees, incurred in bringing this action; and

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E.       granting such other and further relief as the Court may deem appropriate.

Morris, Nichols, Arsht & Tunnell LLP /s/ David J. Teklits
David J. Teklits (#3221) Elizabeth A. Mullin (#6380) 1201 N. Market Street Wilmington, DE 19801 (302) 658-9200 Attorneys for Plaintiff

September 18, 2018

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